Exhibit 99.1
Management's
Discussion and Analysis
Basis of Presentation
The following management's discussion and analysis ("MD&A") was prepared as of August 6, 2025 and is a review of the results of operations and the financial condition of South Bow Corporation and its subsidiaries (collectively, "South Bow" or the "Company"). This MD&A should be read in conjunction with the accompanying unaudited consolidated interim financial statements of South Bow as at and for the three and six months ended June 30, 2025 and notes thereto (the "accompanying financial statements"), as well as the annual audited consolidated financial statements of South Bow as at and for the years ended December 31, 2024 and 2023 and notes thereto (the "annual financial statements") and the accompanying MD&A for the year ended December 31, 2024, each of which are available on South Bow's website at www.southbow.com, under South Bow's profile on SEDAR+ at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission ("SEC") at www.sec.gov.
Unless otherwise noted, all financial figures in this MD&A are in U.S. dollars.
On October 1, 2024, the Company completed the spinoff from TC Energy Corporation ("Former Parent" or "TC Energy") to form a new publicly traded company (the "Spinoff"). For the comparative periods prior to the Spinoff date, the accompanying financial statements are the combined carve-out financial statements of TC Energy's Liquids Pipelines business, and present the historical results of operations, comprehensive income, cash flows, changes in shareholders' equity, and the financial position as if the Company had always existed and operated as a standalone reporting entity.
This MD&A contains non-GAAP financial measures and forward-looking statements. Refer to the Specified Financial Measures and Forward-looking Information sections of this MD&A for additional details. Refer to the Glossary section for abbreviations commonly used in this MD&A.
Corporate Profile
South Bow Overview
South Bow is an energy infrastructure company that owns and operates critical liquids pipelines and facilities extending across Canada and the U.S., safely and reliably connecting robust crude oil supplies to key refining and demand markets in the U.S. Midwest and U.S. Gulf Coast. South Bow seeks to optimize its assets, invest strategically to sustainably grow its cash flows, and pay a meaningful dividend, if, as, and when declared by South Bow's board of directors (the "Board"). The majority of South Bow's revenues are generated through long-term committed transportation arrangements, whereby customers receive access to capacity in exchange for a committed monthly payment.
South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and are supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include: paying a sustainable base dividend; strengthening the Company's investment-grade financial position; and leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections and enhanced optionality.
South Bow has three reporting segments: Keystone Pipeline System, Marketing, and Intra-Alberta & Other.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 1

Financial Highlights

U.S.$ millions, except per share amounts, ratios, and where noted	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Financial Results
Revenue	524	554	1,022	1,098
Income from equity investments	13	13	26	25

Income before income taxes	126	110	240	256
Normalized EBITDA [1]	250	241	516	539
Distributable cash flow [1]	167	90	324	276
Capital expenditures [2]	34	20	66	32

Net income	96	88	184	200
Weighted average common shares outstanding - diluted (millions) [3]	208.8	207.6	208.7	207.6
Net income per share - diluted [3]	0.46	0.42	0.88	0.96
Normalized net income [1]	87	71	185	185
Normalized net income per share - diluted [1,3]	0.42	0.34	0.89	0.89

Dividends declared	104	—	208	—
Dividends per share	0.50	—	1.00	—

Total long-term debt [4]	5,774	5,905	5,774	5,905
Net debt [1]	4,903	5,578	4,903	5,578
Net debt-to-normalized EBITDA (ratio) [1]	4.6	5.0	4.6	5.0

Operational Results
Keystone System Operating Factor ("SOF") (%) [5]	93	94	95	95
Keystone Pipeline throughput (Mbbl/d)	544	623	578	633
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [6]	760	802	744	790
Marketlink throughput (Mbbl/d)	625	622	588	602
1. Non-GAAP financial measure or ratio, which do not have standard meanings under generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other entities. Refer to the Specified Financial Measures section of this MD&A for additional details.
2. Capital expenditures per the investing activities of the consolidated cash flow statements in the accompanying financial statements.
3. Effective October 1, 2024, South Bow completed the Spinoff from its Former Parent and began operating as an independent, publicly traded company. Per share figures for the comparative period have been calculated using the 207.6 million outstanding shares at October 1, 2024 immediately following the Spinoff.
4. Total long-term debt at June 30, 2025 includes the Company's senior unsecured notes ("Senior Notes") and junior subordinated notes ("Junior Notes") per the consolidated balance sheets of the accompanying financial statements. Total long-term debt at June 30, 2024 includes the Company's long-term debt to affiliates of its Former Parent.
5. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
6. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.

South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 2

Change in Income before Income Taxes and Normalized EBITDA
(Three Months Ended June 30, 2025)

Income before income taxes for the three months ended June 30, 2025 increased to $126 million from $110 million in the same period of 2024.
The decrease in income before income taxes for the Keystone Pipeline System segment was primarily attributable to lower revenues resulting from reduced market demand for uncommitted capacity and lower volumes shipped as a result of the Milepost 171 ("MP-171") incident, as described in further detail in the Recent Developments section of this MD&A. This decrease in revenues was partially offset by higher estimated variable toll collection during the three months ended June 30, 2025 compared to 2024.
Income before income taxes in the Company's Marketing segment during the three months ended June 30, 2025, increased slightly from the same period 2024, as lower revenues were offset by lower costs primarily associated with commodity purchases and transportation fees.
The increase in income before income taxes in the Intra-Alberta & Other segment was primarily attributable to lower interest expense recognized in the second quarter of 2025 on South Bow's long-term debt compared to the Company's long-term debt to affiliates of its Former Parent held in 2024, in addition to lower operating expenses incurred during the three months ended June 30, 2025 compared to the same period in 2024.
South Bow's normalized EBITDA for the three months ended June 30, 2025 increased to $250 million from $241 million in the same period of 2024. The increase in normalized EBITDA was primarily attributable to higher normalized EBITDA in the Company's Marketing and Intra-Alberta & Other segments, partially offset by a decrease in normalized EBITDA in the Keystone Pipeline System, primarily resulting from a decrease in that segment's income before income taxes discussed above.
Normalized EBITDA for the Marketing segment was higher in the second quarter of 2025 compared to the second quarter of 2024, primarily attributable to higher realized gains on risk management instruments and lower costs primarily associated with commodity purchase and transportation fees, partially offset by lower revenues generated in the period.
The increase in the Intra-Alberta & Other segment's normalized EBITDA was primarily attributable to lower operating costs during the three months ended June 30, 2025 compared to the same period in 2024. Refer to the Specified Financial Measures section of this MD&A for additional details.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 3

Change in Income before Income Taxes and Normalized EBITDA
(Six Months Ended June 30, 2025)

Income before income taxes for the six months ended June 30, 2025 decreased to $240 million from $256 million in the same period of 2024.
The decrease in the Keystone Pipeline System's income before income taxes during the six months ended June 30, 2025 compared to the same period in 2024 was primarily attributable to lower revenues generated during the 2025 period due to lower demand for uncommitted capacity and overall throughput on the Keystone Pipeline System, including impacts of the curtailment from the MP-171 incident. During the six months ended June 30, 2024, the Company shipped higher uncommitted volumes due to strong demand and opportunity in the market. This decrease in revenues was partially offset by higher estimated variable toll collection during the six months ended June 30, 2025 compared to 2024.
The Company's Marketing segment's income before income taxes slightly increased during the six months ended June 30, 2025 compared to the same period 2024, as lower revenues were offset by lower costs primarily associated with commodity purchase and transportation fees.
The Company's Intra-Alberta & Other segment income before income taxes increased in the first half of 2025 due to lower interest expense recognized on South Bow's long-term debt in 2025 compared to the Company's long-term debt due to affiliates of its Former Parent held in 2024 and lower operating expenses during the 2025 period.
Normalized EBITDA for the six months ended June 30, 2025 decreased to $516 million from $539 million in the same period of 2024, attributable to a decrease in normalized EBITDA of the Keystone Pipeline System partially, offset by increases in normalized EBITDA of the Company's Marketing and Intra-Alberta & Other segments.
The decrease in the Keystone Pipeline System normalized EBITDA was primarily attributable to the decreased revenues during the six months ended June 30, 2025 compared to the same period in 2024, as discussed in the income before income taxes discussion above. Partially offsetting lower normalized EBITDA for the Keystone Pipeline System segment was an increase in normalized EBITDA for the Marketing segment, primarily attributable to higher realized gains on risk management instruments recognized in the period and lower costs associated with the purchase and transportation of commodities, partially offset by lower revenue from lower volumes sold at lower prices during the six months ended June 30, 2025 compared to 2024. Refer to Specified Financial Measures section of this MD&A for additional details.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 4

Revenue and Income from Equity Investments

	Three Months Ended June 30,			Six Months Ended June 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Total revenues	524	554	(5)%	1,022	1,098	(7)%
Income from equity investments	13	13	—%	26	25	4%
South Bow generated revenue of $524 million during the three months ended June 30, 2025 compared to $554 million in the same period of 2024. The decrease in the second quarter of 2025 was primarily attributable to lower revenues generated on the Company's Marketing contracts and a lower unrealized gain position on its risk management instruments compared to the same period of 2024.
During the six months ended June 30, 2025, South Bow generated revenue of $1,022 million compared to $1,098 million in the same period of 2024. The decrease in revenue in the six months ended June 30, 2025 was primarily attributable to lower revenues generated by the Keystone Pipeline System due to lower uncommitted volumes shipped and reduced throughput as a result of the MP-171 incident. These decreases were partially offset by increases in the 2025 estimated variable toll. The Company's Marketing segment generated lower revenues on its contracts, partially attributable to a lower unrealized gain position on risk management instruments in the first half of 2025 compared to 2024.
Income from equity investments was relatively unchanged during the three and six months ended June 30, 2025 in relation to comparable periods in 2024 due to the long-term committed contracts associated with the Company's equity investments.
Operating and Other Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Plant operating costs and other	196	201	(2)%	367	383	(4)%
Commodity purchases resold	79	105	(25)%	163	185	(12)%
Depreciation and amortization	63	62	2%	125	123	2%
Other	—	—	—%	3	—	100%
Total	338	368	(8)%	658	691	(5)%
Plant operating costs decreased slightly during the three months ended June 30, 2025, with lower costs incurred by the Intra-Alberta & Other and Marketing segments partially offset by higher costs in the Keystone Pipeline System. During the six months ended June 30, 2025, plant operating costs decreased relative to six months ended June 30, 2024, primarily attributable to lower corporate costs incurred in the Intra-Alberta & Other segment and lower costs in the Keystone Pipeline Segment.
Commodity purchases resold decreased during the three months ended June 30, 2025, primarily as a result of lower volumes, commodity prices, and transportation costs compared to the second quarter of 2024. The decrease in commodity purchases resold during the six months ended June 30, 2025 compared to the same period in 2024, was primarily attributable to the decreases in the second quarter of 2025 noted above, partially offset by the higher cost of commodity purchases during the first quarter of 2025.
Depreciation and amortization was relatively consistent during the three and six months ended June 30, 2025 compared to the same periods in 2024. The Company did not place into service or retire any major assets in either period.
For the six months ended June 30, 2025, South Bow recognized other expenses related to lower estimated Keystone XL contractual recoveries, net of recoveries under the indemnification provisions in the separation agreement with its Former Parent (the "Separation Agreement").
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 5

Net Income and Normalized Net Income
South Bow recognized net income and normalized net income of $96 million and $87 million, respectively, during the second quarter of 2025 compared to net income and normalized net income of $88 million and $71 million, respectively, during the second quarter of 2024.
The increase in net income during the three months ended June 30, 2025 compared to the same period in 2024 was primarily attributable to lower commodity purchases resold within the Marketing segment and lower interest expense recognized on South Bow's long-term debt compared to the Company's long-term debt to affiliates of its Former Parent held in 2024. These decreases were partially offset by lower revenues generated and higher income tax expenses during the second quarter of 2025.
The decrease in normalized net income in the second quarter of 2025 compared to the same period in 2024 was primarily attributable to the factors causing lower net income discussed above.
During the six months ended June 30, 2025, the Company recognized net income and normalized net income of $184 million and $185 million, respectively, compared to $200 million and $185 million, respectively, during the same period in 2024. The decrease in net income during the 2025 period was primarily attributable to lower revenues generated partially offset by lower interest expense on the Company's long-term debt and lower costs associated with commodity purchases resold.
Normalized net income remained consistent during the six months ended June 30, 2025 compared to 2024 primarily attributable to the adjustments made for lower unrealized gain position on risk management instruments and separation costs. Refer to the Specified Financial Measures section of this MD&A for additional details.
Normalized net income was $0.42 per share (diluted) in the second quarter of 2025 compared to $0.34 per share (diluted) in the second quarter of 2024.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 6

Distributable Cash Flow
Distributable cash flow was $167 million for the three months ended June 30, 2025 compared to $90 million for the three months ended June 30, 2024. The increase during the second quarter of 2025 was primarily attributable to lower current income taxes, increased income before income taxes as discussed above, and higher distributions from equity investments compared to the second quarter of 2024.
Distributable cash flow increased to $324 million for the six months ended June 30, 2025 compared to $276 million for the six months ended June 30, 2024. The increase in 2025 was primarily attributable to lower current income taxes recorded and adjustments for normalizing items, partially offset by lower income before income taxes in the first half of 2025 compared to 2024.
Total Long-term Debt and Net Debt
1. Total long-term debt at June 30, 2025 and December 31, 2024 includes the Company's Senior Notes and Junior Notes. Total long-term debt at December 31, 2023 includes the Company's long-term debt to affiliates of its Former Parent.
2. Net debt at June 30, 2025 and December 31, 2024 includes the 50 per cent equity treatment of the Company's Junior Notes. Refer to the Specified Financial Measures section of this MD&A for additional details on composition of net debt.
The Company's total long-term debt of $5.8 billion was relatively unchanged at June 30, 2025 from December 31, 2024, with no issuances or repayments occurring in the first half of 2025. The Company's first debt maturity is in 2027. Net debt at June 30, 2025 was $4.9 billion, unchanged from December 31, 2024. Refer to the Liquidity, Capital Resources, and Share Capital section of this MD&A for additional details on the Company's debt, capital structure, and credit ratings.
The Company's net debt-to-normalized EBITDA ratio increased to 4.6 times at June 30, 2025 compared to 4.5 times at December 31, 2024, attributable to lower normalized EBITDA for the trailing four quarters at June 30, 2025 compared to December 31, 2024.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 7

Segment Results
Keystone Pipeline System

	Three Months Ended June 30,			Six Months Ended June 30,
U.S.$ millions, except where noted	2025	2024	Change	2025	2024	Change
Revenue	414	415	—%	794	852	(7)%
Income before income taxes	177	181	(2)%	352	399	(12)%
Normalized EBITDA	234	243	(4)%	469	520	(10)%
Capital expenditures	6	3	100%	13	12	8%
Keystone Pipeline throughput (Mbbl/d)	544	623	(13)%	578	633	(9)%
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)	760	802	(5)%	744	790	(6)%
Marketlink throughput (Mbbl/d)	625	622	—%	588	602	(2)%
Keystone SOF (%)	93	94	(1)%	95	95	—%
Keystone Pipeline System revenues decreased slightly during the second quarter of 2025 compared to the second quarter of 2024, primarily due to lower throughput volumes on the pipeline system due to reduced demand for uncommitted capacity and the impacts of the MP-171 incident, partially offset by an increase in the 2025 estimated variable toll. Revenues decreased during the six months ended June 30, 2025, primarily due to lower throughput volumes on the pipeline system in 2025 due to reduced demand for uncommitted capacity and the impacts of the MP-171 incident. During the first quarter of 2024, the Company shipped higher uncommitted volumes at higher rates, contributing to higher revenues. The decrease in revenues during the first half of 2025 was partially offset by an increase in the 2025 estimated variable toll.
Income before income taxes decreased in the three months ended June 30, 2025 from the second quarter of 2024, primarily because of higher operating costs on the Keystone Pipeline System. The decrease in income before income taxes during the six months ended June 30, 2025 compared to the same period in 2024 was primarily attributable to the lower revenues discussed above.
Normalized EBITDA for the Keystone Pipeline System decreased by $9 million during the three months ended June 30, 2025 compared to the same period in 2024, which was primarily due to higher operating costs. The segment's decrease in normalized EBITDA during the six months ended June 30, 2025 was primarily attributable to the lower revenues compared to the same 2024 period.
Keystone Pipeline System capital expenditures were relatively consistent in the 2025 and 2024 periods and relate to routine maintenance capital work. Refer to the Outlook and Guidance section of this MD&A for details on South Bow's outlook for capital expenditures for 2025.
Keystone Pipeline System throughput, including the U.S. Gulf Coast portion, was lower for the three and six months ended June 30, 2025, compared to the comparative periods in 2024, primarily driven by the decrease in uncommitted volumes on the Keystone Pipeline System and the impacts of the curtailment from the MP-171 incident.
Marketlink throughput increased slightly in the three months ended June 30, 2025, primarily attributable to higher volumes shipped by contracted customers, which was partially offset by decreased uncommitted volumes compared to the same period in 2024.
The Keystone Pipeline SOF in the three months ended June 30, 2025 was 93 per cent, down from the comparative period in 2024 primarily as a result of the MP-171 incident. Keystone SOF remained consistent during the six months ended June 30, 2025 and 2024.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 8

Marketing

	Three Months Ended June 30,			Six Months Ended June 30,
U.S.$ millions	2025	2024	Change	2025	2024	Change
Revenue	106	134	(21)%	219	237	(8)%
Income before income taxes	14	13	8%	23	22	5%
Normalized EBITDA	(1)	(13)	(92)%	15	(4)	(475)%
Marketing revenue decreased during the second quarter of 2025 compared to the same period of 2024, as lower volumes sold at lower prices, and a lower unrealized gain position on risk management instruments, were only partially offset by a the realized gain on risk management instruments in the second quarter of 2025, compared to realized losses in the same period 2024. During the six months ended June 30, 2025, the decrease in revenues was attributable to a lower unrealized gain position on risk management instruments compared to the same period in 2024.
The Marketing segment's income before income taxes slightly increased during the three and six months ended June 30, 2025, compared to the same period of 2024, as lower revenues were offset by lower costs, primarily associated with commodity purchases and transportation fees.
Normalized EBITDA for the Marketing segment increased by $12 million and $19 million for the three and six months ended June 30, 2025, respectively, compared the same respective periods in 2024, attributable to the same drivers of the income before income taxes change noted above, and the impacts of changes in the normalizing adjustments for risk management instruments. Refer to the Specified Financial Measures section of this MD&A for additional details.
Intra-Alberta & Other

	Three Months Ended June 30,			Six Months Ended June 30,
U.S.$ millions	2025	2024	Change	2025	2024	Change
Revenue	4	5	(20)%	9	9	—%
Income from equity investments	11	10	10%	21	20	5%
Interest expense	(81)	(93)	(13)%	(164)	(185)	(11)%
Loss before income taxes	(65)	(84)	(23)%	(135)	(165)	(18)%
Normalized EBITDA	17	11	55%	32	23	39%
Capital expenditures	37	25	48%	94	28	236%
Intra-Alberta & Other revenues and income from equity investments remained consistent in the three and six months ended June 30, 2025 and 2024.
The Company recognized a smaller loss before income taxes during the three and six months ended June 30, 2025, as compared to the same periods in 2024, primarily as a result of lower interest expense incurred in the period on the Company's debt which was issued by certain of the Company's subsidiaries within the Intra-Alberta & Other segment on August 28, 2024. Interest rates on the Company's long-term debt are lower than the long-term debt to affiliates of its Former Parent held in the same period in 2024. In addition, South Bow incurred fewer separation costs during the three and six months ended June 30, 2025 compared to the same periods in 2024.
Normalized EBITDA for the Intra-Alberta & Other segment increased during the three and six months ended June 30, 2025 primarily as a result of lower corporate costs.
During the three months ended June 30, 2025, South Bow invested $27 million in the development of the Blackrod Connection Project, and additional capital expenditures primarily relating to information systems and leasehold improvements in connection with the Spinoff. Refer to the Outlook and Guidance section of this MD&A for information on the Company's 2025 outlook and for additional information regarding the Blackrod Connection Project.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 9

Liquidity, Capital Resources, and Share Capital
Liquidity
The following table summarizes the Company's sources and uses of cash for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Cash from (Used in):
Operating activities	194	91	319	203
Investing activities	(31)	(5)	(63)	(6)
Financing activities	(104)	(266)	(204)	(122)
Effect of foreign exchange rate changes on cash and cash equivalents	3	4	3	9
Net Increase (Decreased) in Cash and Cash Equivalents	62	(176)	55	84
Operating Activities
Cash from operating activities is primarily impacted by changes in operations, fluctuations in demand for uncommitted capacity, commodity prices, changes in cost environment, and timing of cash receipts and payments made. The increase in cash from operating activities for the three and six months ended June 30, 2025 compared to the same periods in 2024 was primarily attributable to lower non-cash operating working capital.
Investing Activities
Cash used in investing activities is primarily related to maintenance and growth capital expenditures. Cash used in investing activities during the three and six months ended June 30, 2025 was attributable to the Company's cash capital expenditures of $34 million and $66 million, respectively, as the Company invested in its Blackrod Connection Project and other maintenance capital expenditures, compared to capital expenditures of $20 million and $32 million in the same respective periods of 2024. During the three and six months ended June 30, 2024, South Bow recognized $13 million and $22 million, respectively, in proceeds from sales of Keystone XL pipe which was held for sale during 2024. At June 30, 2025, the remaining $9 million of Keystone XL pipe is recorded in plant, property and equipment in the consolidated balance sheets.
Financing Activities
Cash used in financing activities primarily relates to the issuance and repayment of long-term debt balances, dividends paid, and share capital transactions. During the three months ended June 30, 2025, the Company paid dividends of $104 million on April 15, 2025 for its quarterly dividend declared on March 5, 2025. During the three months ended June 30, 2024, the Company distributed $266 million to its Former Parent. During the six months ended June 30, 2025 the Company used $204 million in cash to pay $208 million in dividends, offset by $4 million in cash received from option exercises compared to $121 million in distributions paid to its Former Parent in the 2024 comparative period.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 10

Capital Management

	June 30,	December 31,
U.S.$ millions, except where noted	2025	2024
Cash and cash equivalents	452	397
Senior Notes	4,688	4,629
Junior Notes	1,086	1,087
Net debt	4,903	4,901
Net Debt-to-normalized EBITDA Ratio [1]	4.6	4.5
1. Normalized EBITDA is calculated using the trailing four quarters of normalized EBITDA from the applicable period end.
A significant portion of South Bow's revenues are from long-term committed contracts. The Company has significant capacity on its revolving credit facility and its first long-term debt maturity is in 2027. South Bow believes that it is positioned to meet its operating obligations, including quarterly dividend payments, if, as, and when declared, and fund its ongoing development projects.
Maintaining a strong balance sheet and financial flexibility is fundamental to South Bow's strategy. At June 30, 2025, the Company’s net debt-to-normalized EBITDA ratio was 4.6 times. The Company is committed to prudently managing leverage and expects to enhance its financial resilience, reduce debt service charges, and create additional capacity to fund future growth initiatives and potentially grow shareholder returns.
Long-term Debt, including Credit Facilities
Long-term Debt
South Bow completed its initial debt offerings on August 28, 2024, comprised of U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes. Interest rates are fixed on the Senior Notes and Junior Notes, subject to reset at regular intervals for the Junior Notes, and interest is paid semi-annually.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 11

U.S.$ millions, except where noted				June 30,	December 31,
Debt Instrument	Maturity	Principal	Rate	2025	2024
Senior Notes
Senior unsecured notes	September 2027	700	4.91%	700	700
Senior unsecured notes	October 2029	1,000	5.03%	1,000	1,000
Senior unsecured notes	October 2034	1,250	5.58%	1,250	1,250
Senior unsecured notes	October 2054	700	6.18%	700	700
Senior unsecured notes	February 2030	C$450	4.32%	331	313
Senior unsecured notes	February 2032	C$500	4.62%	367	347
Senior unsecured notes	February 2035	C$500	4.93%	367	347
				4,715	4,657
Less: unamortized debt issue costs and other				(27)	(28)
Total Senior Notes				4,688	4,629

Junior Notes
Junior subordinated notes	March 2055	450	7.63%	450	450
Junior subordinated notes	March 2055	650	7.50%	650	650
				1,100	1,100
Less: unamortized debt issue costs and other				(14)	(13)
Total Junior Notes				1,086	1,087

Total Long-term Debt				5,774	5,716
Credit Facilities
At June 30, 2025, $1.5 billion (C$2.0 billion) was available and nil was drawn on the Company's four-year, senior unsecured revolving credit facility. The Company is required to maintain approximately $367 million (C$500 million) of the Facility for financial resource commitments under the Canadian Energy Regulator Act.
The Company was in compliance with covenants on its revolving credit facility as at June 30, 2025.
Interest Expense

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Interest on long-term debt to affiliates of Former Parent	—	93	—	185
Interest on Senior Notes	62	—	122	—
Interest on Junior Notes	20	—	41	—
Amortization and other financial charges [1]	—	2	4	4
Capitalized interest	(1)	—	(3)	—
	81	95	164	189
1. Includes amortization of debt issuance, premium, and discount costs associated with Senior and Junior Notes. Other financial charges include bank service charges and carrying charges.
During the three and six months ended June 30, 2025, the Company recorded $81 million and $164 million of interest expense, respectively, compared to $95 million and $189 million during the same respective periods in 2024. The decrease in interest expense during the 2025 periods was primarily attributable to lower interest incurred on the Company's Senior Notes and Junior Notes, which have lower interest rates than the long-term debt to affiliates of the Former Parent held in 2024.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 12

Share Capital
The Company is authorized to issue an unlimited number of common shares and first and second preferred shares, up to 20 per cent of the issued common shares outstanding. As at the date of this MD&A, no first or second preferred shares have been issued.
The following table summarizes South Bow's share capital at June 30, 2025:

U.S.$ millions, except where noted	Common Shares	Common Shares ($)
Balance at December 31, 2023	—	—
Issued on October 1, 2024	207,570,409	2,187
Issued on exercise of stock options	470,700	9
Balance at December 31, 2024	208,041,109	2,196
Issued on exercise of stock options	179,522	4
Balance at June 30, 2025	208,220,631	2,200
As of the date of this MD&A, the Company has 208,220,631 common shares outstanding and 601,728 stock options outstanding. Once vested, each outstanding stock option is exercisable for one common share.
Dividends
Dividends become payable, if, as, and when declared by the Board. Dividends are declared at the discretion of the Board and subject to various factors, including but not limited to, the Company's distributable cash flow and overall financial performance.
On May 15, 2025, the Board approved a quarterly dividend of $0.50 per share, paid on July 15, 2025, to shareholders of record on June 30, 2025.
On August 6, 2025, South Bow's board approved a quarterly dividend of $0.50 per share, payable on October 15, 2025 to shareholders of record at the close of business on September 29, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.
Capital Program

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Growth capital expenditures [1]	27	7	75	16
Maintenance capital expenditures [1,2]	8	21	21	24
Separation capital expenditures [1,3]	8	—	11	—
Total Capital Expenditures [1]	43	28	107	40
Non-cash capital expenditures [3]	(9)	(8)	(41)	(8)
Capital Expenditures [3]	34	20	66	32
1. Supplementary financial measure to assist the reader in understanding the Company’s capital investments and capital allocation decisions. Refer to the Supplementary Financial Measures section of this MD&A for additional details.
2. Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
3. Per the consolidated statements of cash flows in the accompanying financial statements. Capital expenditures are presented in cash used in investing activities and non-cash capital expenditures are presented in the supplementary cash flow disclosures.
Capital expenditures were $34 million for the three months ended June 30, 2025 primarily attributable to growth and maintenance capital expenditures.
South Bow invested $27 million in growth capital expenditures in the second quarter of 2025 for the Blackrod Connection Project, compared to $7 million in growth capital expenditures invested in the second quarter of 2024. The Company invested $75 million in growth capital expenditures in the first half of 2025 compared to $16 million in the first half of 2024. Higher capital expenditures in 2025 were attributable to the development of the Blackrod Connection Project.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 13

Maintenance capital expenditures decreased during the three months ended June 30, 2025. Higher costs in the comparative 2024 period were attributable to investments made in preparation for the Spinoff.
Separation capital expenditures during the three and six months ended June 30, 2025 relate to one-time capital investments to support the Spinoff transition, including information system infrastructure.
Blackrod Connection Project
Supported by long-term committed contracts, South Bow is progressing the Blackrod Connection Project, consisting of a 25-km (16-mi) crude oil pipeline and a 25-km (16-mi) natural gas lateral, as well as associated facilities, to provide crude oil transportation from International Petroleum Corporation's Blackrod Project to South Bow's Grand Rapids Pipeline in intra-Alberta.
During the second quarter of 2025, South Bow safely completed construction of 150,000-barrel crude oil storage tank at the project's terminal facility. South Bow remains on schedule to finish the facilities by late 2025 and be ready for in-service in early 2026. Associated cash flows from the project are expected to increase throughout the second half of 2026 and into 2027.
Contractual Obligations and Off-balance Sheet Arrangements
Contractual Obligations
South Bow's contractual obligations include operating leases, purchase obligations, and other liabilities incurred within the business.

U.S.$ millions	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt principal repayments	5,760	—	—	700	—	1,000	4,060
Interest payments	5,022	166	333	319	296	283	3,625
Operating leases [1]	30	(3)	5	4	4	4	16
Transportation by other parties [2]	8	5	3	—	—	—	—
Capital expenditures [3]	80	74	6	—	—	—	—
Other	2	—	1	1	—	—	—
Total	10,902	242	348	1,024	300	1,287	7,701
1. Includes cash inflows of $7 million related to lease incentives in 2025.
2. Contractual obligations are based on volumes contracted through capacity arrangements and exclude any variable charges that may be incurred when volumes flow.
3. Capital expenditures relate to the Blackrod Connection Project in addition to other capital commitments by the Company. Amounts are estimates and subject to variability based on timing of construction and project requirements. Expenditures include obligations for growth projects and are presented based on projects proceeding as currently planned. Any changes to projects, including timing or possible cancellation, could change these estimates.
Guarantees
The Company has guaranteed the Senior Notes and Junior Notes issued by certain subsidiaries. Refer to the Parental Guarantees of Debt section of this MD&A for additional details.
South Bow and its partners in certain jointly-owned entities have guaranteed the financial performance of these entities to a maximum term to 2043. At June 30, 2025, the Company's share of maximum potential exposure under the guarantees is C$56 million (December 31, 2024 - C$56 million). Under these guarantees, if the Company makes a payment that exceeds South Bow's share of ownership interest, the additional amount must be reimbursed by the partners.
Off-balance Sheet Arrangements
Except for the guarantees discussed above, as at June 30, 2025, South Bow does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial performance or financial condition.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 14

Outlook and Guidance
Market Outlook
Western Canadian Sedimentary Basin crude oil pipeline egress capacity continues to exceed crude oil supply. As a result, the demand for uncommitted capacity on South Bow's Keystone Pipeline is expected to remain low in the near term. Additionally, changing global trade policies, including tariffs, have created economic and geopolitical uncertainty, resulting in volatility in commodity prices and pricing differentials.
Guidance
South Bow's guidance aims to inform readers about Management's expectations for financial and operational results in 2025. Readers are cautioned that these estimates may not be suitable for any other purpose. Refer to the Forward-Looking Information section of this MD&A for additional details regarding the material factors or assumptions used to develop South Bow's guidance and the material factors that could cause actual events and results to be significantly different from those expected.
South Bow's 2025 annual guidance is outlined below:

$ millions, except percentages [1]	2025 Guidance [2] (May 2025)	2025 Guidance (August 2025)
Normalized EBITDA [3]	1,010 +1% / -2%	1,010 +1% / -2%
Interest expense	325 +/- 2%	325 +/- 2%
Effective tax rate (%)	23% - 24%	23% - 24%
Distributable cash flow 3 4	535 +/- 3%	590 +/- 3%
Capital expenditures
Growth	110 +/- 3%	110 +/- 3%
Maintenance [5]	65 +/- 3%	55 +/- 3%
1.Assumes average foreign exchange rate of C$/U.S.$1.4286.
2.Previously disclosed in the Company's MD&A for the three months ended March 31, 2025.
3.Normalized EBITDA and distributable cash flow for the year ended December 31, 2024 were $1,091 million and $620 million, respectively.
4.In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. The May 2025 guidance set forth in the table above reflects the previous definition of distributable cash flow, and as such, readers are advised that the May 2025 and August 2025 distributable cash flow guidance values above are not directly comparable. Refer to the Specified Financial Measures section of this MD&A for additional details.
5.Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
South Bow is reaffirming its outlook for normalized EBITDA of approximately $1.01 billion in 2025, within a range of one per cent to negative two per cent, underpinned by the Company's highly contracted cash flows and structural demand for services. Approximately 90 per cent of South Bow's normalized EBITDA is secured through committed arrangements, which carry minimal commodity price or volumetric risk.
Normalized EBITDA for the third quarter of 2025 is expected to be relatively unchanged from second-quarter 2025 normalized EBITDA of $250 million ($262 million for the three months ended September 30, 2024). South Bow expects that Marketing losses anticipated to be realized in the third quarter will be offset by normalized EBITDA associated with maintenance capital expenditures for system integrity projects. South Bow maintains its forecast of normalized EBITDA for the Marketing segment to be approximately $30 million lower in 2025 compared to 2024.
South Bow is revising its outlook for distributable cash flow to $590 million, within a range of three per cent, primarily due to lower expected current taxes resulting from changes in U.S. tax legislation, and to reflect the Company's modified definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Refer to the Specified Financial Measures section of this MD&A for additional details.
South Bow is revising its outlook for maintenance capital expenditures to $55 million, within a range of three per cent, to prioritize the Company's remedial actions relating to the MP-171 incident.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 15

South Bow is revising its expectations for separation costs associated with the Spinoff to approximately $30 million to $40 million in 2025, down from $40 million to $50 million, reflecting lower-than-expected costs in establishing the Company's capabilities.
Recent Developments
Milepost 171 Incident
On April 8, 2025, the Company shut down the Keystone Pipeline in response to an oil release of approximately 3,500 barrels at MP-171, near Fort Ransom, North Dakota. The pipeline was operating within its design pressure at the time of the incident. On April 11, 2025, the Pipeline and Hazardous Materials Safety Administration ("PHMSA") issued a Corrective Action Order ("CAO"), requiring South Bow to undertake certain corrective actions in response to the incident. On April 15, 2025, South Bow safely restarted the Keystone Pipeline under certain operating pressure restrictions after receiving regulatory approval from PHMSA. Per the terms of the CAO, the operating pressure restrictions will remain in place until certain conditions are satisfied. In May 2025, the Company completed the recovery of substantially all released volumes and in early June 2025, South Bow successfully completed the cleanup and reclamation of the incident site.
The Company has commenced remedial actions, with four in-line inspection runs and eight integrity digs completed as of the date of this report. Findings and recommendations from the independent third-party root cause failure analysis ("RCFA") will be incorporated into South Bow's remedial work plan which is expected to be received in the third quarter of 2025.
During the three months ended June 30, 2025, the Company incurred $54 million in costs related to the incident and has recorded a $4 million provision for additional costs expected to be incurred. These costs are largely expected to be recovered through the Company's insurance policies and include long-term environmental site monitoring.
Spinoff Transaction Transition Services Agreement Costs
Beginning on October 1, 2024, pursuant to the Transition Services Agreement ("TSA") with its Former Parent, South Bow was billed $5 million in costs associated with the TSA for the three months ended December 31, 2024 and $7 million during the six months ended June 30, 2025. These costs relate to, but are not limited to, fees for services received and information system costs. The Company expects to incur TSA-related costs during the transition period as it implements new systems. Effective April 1, 2025, the Company transitioned to its own enterprise resource planning ("ERP") system, marking a significant milestone in fully establishing South Bow as an independent company.
Variable Toll Disputes
In 2019 and 2020, certain customers of South Bow's Keystone Pipeline initiated complaints before the Federal Energy Regulatory Commission ("FERC") and the Canada Energy Regulator ("CER") regarding certain costs within the Company's variable toll calculation. These amounts are subject to the indemnification terms noted in Note 5, Spinoff Transaction of the accompanying financial statements.
CER Ruling
In March 2025, the CER issued its Reasons for Decision and Order ("CER Order"), finding the Company's proposed drag-reducing agent cost allocation methodology will result in just and reasonable tolls for 2020 and 2021. In December 2022, the Company previously recorded an adjustment of $28 million in relation to previously charged tolls, and in June 2025, submitted its 2020 and 2021 estimated and finalized tolls for approval by the CER. Subject to receipt of final approval from the CER, the Company will be able to proceed with collection of the tolls from customers and will utilize the finalized 2021 tolls as the go-forward interim tolls for Keystone Canada customers. As at June 30, 2025, the CER Order process is ongoing. The Company believes its accounts receivable relating to disputes with the CER as at June 30, 2025 represent amounts that will be collected in the future.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 16

FERC Initial Decision
In February 2023, FERC released its initial decision in respect of the complaint, which addressed previously charged tolls recognized in prior periods. As a result of this decision, the Company recorded an adjustment of $42 million related to tolls previously charged between 2018 and 2022, which was accrued by the Company in 2023.
In July 2024, FERC released its Order on Initial Decision ("Order") in respect of the complaint and as a result, South Bow recognized an additional estimated liability of $19 million during the three months ended June 30, 2024. At December 31, 2024, the Company reduced the estimated liability by $11 million and recognized a $8 million pre-tax charge for the year ended December 31, 2024 with respect to the Order. Subsequent rulings, if any, will be subject to the indemnity provisions set forth in the Separation Agreement. In October 2024, South Bow submitted a compliance filing, subject to final FERC approval, which South Bow expects to occur in the second half of 2025.
Keystone XL Contractual Recoveries
During the first quarter of 2025, the Company recorded a $3 million charge against a portion of its Keystone XL contractual recoveries relating to backstop agreements from the cancellation of the Keystone XL project. In the second quarter of 2025, the Company settled terms to collect $20 million relating to these recoveries, which is subject to the indemnification terms with its Former Parent.
Milepost 14 Incident
In December 2022, the Milepost 14 ("MP-14") incident occurred on the Keystone Pipeline, releasing 12,937 barrels of crude oil in Washington County, Kansas. As a result of the incident, the Company was subject to an Amended Corrective Action Order issued by PHMSA. By June 2023, the recovery of all released volumes was completed, and by October 2023, creek restoration was finished, restoring natural flows to Mill Creek. In January 2025, the Company received PHMSA approval of the remedial work plan. This approval culminated the completion of 2,145 miles of inline inspections across the Keystone Pipeline System and 68 investigative excavations over the past two years. In March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72 per cent of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.
In the fourth quarter of 2024, South Bow recognized a provision for $30 million for its best estimate of incremental costs in relation to the MP-14 incident. South Bow also recognized a receivable for 86 per cent of this amount ($26 million) representing its Former Parent's share of this anticipated incremental cost pursuant to the indemnity clauses in the Separation Agreement. There have been no changes to the estimate since December 31, 2024.
Specified Financial Measures
Non-GAAP Financial Measures
Throughout this MD&A, South Bow references certain non-GAAP financial measures and non-GAAP ratios which do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operating performance and liquidity of South Bow. These non-GAAP financial measures should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.
South Bow's non-GAAP financial measures and non-GAAP ratios used in this MD&A include: normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, net debt, and net debt-to-normalized EBITDA. These non-GAAP financial measures and non-GAAP ratios are further described with a reconciliation to their most directly comparable GAAP measure below.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 17

Normalizing Items
Normalized measures are (or include) non-GAAP financial measures and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA. Management uses these normalized measures as a way to assess the financial performance of South Bow's operations and compare period over period. During certain reporting periods, the Company may incur costs which are not indicative of core operations or results. These normalized measures represent income (loss) adjusted for specific normalizing items that are believed to be significant; however, not reflective of South Bow's underlying operations in the period.
These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, acquisition, integration and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.
South Bow excludes the unrealized fair value adjustments related to risk management activities as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, the Company does not consider these items reflective of its underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability as they settle in a subsequent period to the underlying transaction they are hedged against.
South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.
Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.
Normalized EBITDA and Segment Normalized EBITDA
Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. This measure is useful for investors as Management believes it allows for more comparable performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income and other.
Normalized EBITDA guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA is calculated in the same manner as described above for historical normalized EBITDA, as applicable.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 18

The following table reconciles income (loss) before income taxes to normalized EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Income before income taxes	126	110	240	256
Adjusted for specific items:
Depreciation and amortization	63	62	125	123
Interest expense	81	95	164	189
Interest income and other	(8)	(6)	(14)	(13)
Risk management instruments	(15)	(26)	(9)	(26)
Separation costs	3	6	6	10
Tariff charges	—	—	1	—
Keystone XL costs and other	—	—	3	—
Normalized EBITDA	250	241	516	539
The following tables reconcile income (loss) before income tax to normalized EBITDA by operating segment for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	177	14	(65)	126
Adjusted for specific items:
Depreciation and amortization	59	—	4	63
Interest expense	—	—	81	81
Interest income and other	(2)	—	(6)	(8)
Risk management instruments	—	(15)	—	(15)
Separation costs	—	—	3	3
Segment Normalized EBITDA	234	(1)	17	250

	Three Months Ended June 30, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	181	13	(84)	110
Adjusted for specific items:
Depreciation and amortization	60	—	2	62
Interest expense	2	—	93	95
Interest income and other	—	—	(6)	(6)
Risk management instruments	—	(26)	—	(26)
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	6	6
Segment Normalized EBITDA	243	(13)	11	241
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 19

	Six Months Ended June 30, 2025
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	352	23	(135)	240
Adjusted for specific items:
Depreciation and amortization	118	—	7	125
Interest expense	—	—	164	164
Interest income and other	(4)	—	(10)	(14)
Risk management instruments	—	(9)	—	(9)
Separation costs	—	—	6	6
Tariff charges	—	1	—	1
Keystone XL costs and other	3	—	—	3
Segment Normalized EBITDA	469	15	32	516

	Six Months Ended June 30, 2024
U.S.$ millions	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	399	22	(165)	256
Adjusted for specific items:
Depreciation and amortization	120	—	3	123
Interest expense	3	1	185	189
Interest income and other	(2)	(1)	(10)	(13)
Risk management instruments	—	(26)	—	(26)
Separation costs	—	—	10	10
Segment Normalized EBITDA	520	(4)	23	539
Normalized Net Income and Normalized Net Income per Share
Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that it believes are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, the Company believes that normalized net income provides a clearer picture of its continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into the Company's profitability on a per share basis, making it easier to evaluate the Company's performance.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 20

The following table reconciles net income to normalized net income for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions, except share and per share amounts	2025	2024	2025	2024
Net income	96	88	184	200
Adjusted for specific items:
Risk management instruments	(15)	(26)	(9)	(26)
Separation costs	3	6	6	10
Tariff charges	—	—	1	—
Keystone XL costs and other	—	—	3	—
Tax effect of above adjustments	3	3	—	1
Normalized Net Income	87	71	185	185
Weighted average common shares outstanding - diluted (millions)	208.8	207.6	208.7	207.6
Normalized Net Income per Share - Diluted	0.42	0.34	0.89	0.89
Distributable Cash Flow
Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.
In the second quarter of 2025, South Bow modified the definition of distributable cash flow to no longer adjust income (loss) before income taxes for interest income and other. Management believes that this modified definition of distributable cash flow more accurately reflects the amount of cash generated through business operations that can be used for South Bow's capital allocation decisions. Comparative measures have been restated to reflect these changes.
Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. The May 2025 guidance set forth in the Outlook and Guidance section of this MD&A reflects the previous definition of distributable cash flow, whereas the August 2025 guidance set forth is calculated in the same manner as described above for historical distributable cash flow, as applicable. Readers are advised that the May 2025 and August 2025 distributable cash flow guidance values are not directly comparable.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 21

The following table reconciles income (loss) before income taxes to distributable cash flow for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions, except where noted	2025	2024	2025	2024
Income before income taxes	126	110	240	256
Adjusted for specific items:
Depreciation and amortization	63	62	125	123
Normalizing items, net of tax [1]	(9)	(15)	1	(12)
Income from equity investments	(13)	(13)	(26)	(25)
Distributions from equity investments	18	13	37	33
Maintenance capital expenditures [2]	(8)	(21)	(21)	(24)
Current income tax expense	(10)	(46)	(32)	(75)
Distributable Cash Flow	167	90	324	276
1. Normalizing items per normalized EBITDA reconciliation include risk management instruments, separation costs, tariff charges, and Keystone XL costs and other, net of tax.
2. Maintenance capital expenditures are generally recoverable from customers through South Bow's tolling arrangements and are capitalized for GAAP purposes.
The following table reconciles income before income taxes to distributable cash flow for the following supplemental three months ended periods:

Three Months Ended	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
U.S.$ millions	2025	2024	2024	2024	2024	2023
Income before income taxes	114	72	90	110	146	131
Adjusted for specific items:
Depreciation and amortization	62	62	61	62	61	61
Normalizing items, net of tax [1]	10	34	18	(15)	3	—
Income from equity investments	(13)	(12)	(12)	(13)	(12)	(13)
Distributions from equity investments	19	20	17	13	20	15
Maintenance capital expenditures [2]	(13)	(15)	(22)	(21)	(3)	(2)
Current income tax recovery (expense)	(22)	(6)	38	(46)	(29)	(15)
Distributable Cash Flow	157	155	190	90	186	177
1. Normalizing items per normalized EBITDA reconciliation include risk management instruments, separation costs, tariff charges, and Keystone XL costs and other, net of tax.
2. Maintenance capital expenditures are generally recoverable from customers through South Bow's tolling arrangements and are capitalized for GAAP purposes.
Net Debt and Net Debt-to-normalized EBITDA Ratio
Net Debt is used as a key leverage measure to assess and monitor South Bow's financing structure. It provides an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as South Bow believes it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt and 50 per cent equity treatment of Junior Notes, operating lease liabilities, and dividends payable, less cash and cash equivalents per the Company's consolidated balance sheets.
Net debt-to-normalized EBITDA ratio is used to monitor the Company's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 22

The following table reconciles total long-term debt to net debt at June 30, 2025, December 31, 2024, and June 30, 2024:

	June 30,	December 31,	June 30,
U.S.$ millions, except where noted	2025	2024	2024
Senior Notes	4,688	4,629	—
Junior Notes	1,086	1,087	—
Long-term debt to affiliates of Former Parent	—	—	5,905
Total long-term debt	5,774	5,716	5,905
Adjusted for:
Hybrid treatment for Junior Notes [1]	(543)	(544)	—
Operating lease liabilities	20	22	19
Dividends payable	104	104	—
Cash and cash equivalents	(452)	(397)	(346)
Net Debt	4,903	4,901	5,578
Normalized EBITDA for trailing four quarters	1,068	1,091	1,114
Net Debt-to-normalized EBITDA Ratio	4.6	4.5	5.0
1. The Company's Junior Notes receive 50 per cent equity treatment from credit rating agencies. This treatment is captured in the Company's net debt calculation above.
Supplementary Financial Measures
South Bow uses certain supplementary financial measures that are not defined under U.S. GAAP, but are commonly used in the energy infrastructure industry to evaluate capital allocation and operational performance. These measures include growth capital expenditures, maintenance capital expenditures, and separation capital expenditures.
Growth capital expenditures represent capital investments attributable to new projects or expansions that are intended to enhance the Company's capacity or service offerings. Maintenance capital expenditures refer to routine capital investments required to sustain the Company's existing operations and asset base and are generally recoverable through South Bow's tolling arrangements. Separation capital expenditures represent non-recurring capital investments incurred in connection with the Spinoff and are not expected to be recovered through the Company's tolling arrangements.
Accounting Matters
Internal Controls over Financial Reporting and Disclosure Controls and Procedures
South Bow's Management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized, and reported within the time periods specified in applicable Canadian and U.S. securities laws.
In April 2025, the Company implemented a new ERP system across the entire organization in conjunction with the termination of the use of its Former Parent's ERP system under the TSA. As a result, the Company modified a number of internal controls to accommodate related changes to its information systems and business processes. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management will continue to periodically evaluate the Company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 23

The Company continues to monitor and maintain appropriate internal controls during the transition of the new ERP system implementation, including performance and modification of controls, verifications, and testing to ensure data integrity and completeness.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Critical Accounting Estimates
In preparing the accompanying financial statements in accordance with U.S. GAAP, Management is required to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Critical accounting estimates may significantly impact South Bow's financial position, changes in financial position, and financial performance. There were no changes to South Bow's critical accounting estimates and judgments during the six months ended June 30, 2025.
Changes in Accounting Policies
The Company has not adopted any new accounting standards during the six months ended June 30, 2025. Refer to Note 2, Accounting Policy Changes of the Company's accompanying financial statements for details on new and amended standards issued but not yet adopted.
Risk Management
South Bow is subject to various risks which could have a potential material impact on the Company's financial results and operations. These risks include, but are not limited to, financial risks, market risk, commodity price risk, liquidity risk, foreign exchange risk, and counterparty credit risk.
For details on the risk factors impacting South Bow, refer to the Company's annual information form for the year ended December 31, 2024, which is available on South Bow's website at www.southbow.com, under South Bow's profile on SEDAR+ at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
Net Investment Hedge
A portion of the Company's entities generate all or most of their earnings in Canadian dollars and, since the Company reports its financial results in U.S. dollars, changes in the value of the Canadian dollar against the U.S. dollar can impact its net income. If the Company's Canadian dollar-denominated operations continue to grow, this exposure increases.
The Company is exposed to foreign exchange risk in its Canadian dollar functional currency entity which holds U.S dollar-denominated debt. This foreign exchange risk is offset by the designation of its U.S. dollar-denominated Junior Notes as a net investment hedge in foreign operations. The net investment hedge is perfectly effective and any foreign exchange gain or loss, as determined by the respective period-end rate, is reported as cumulative translation adjustment within accumulated other comprehensive income ("AOCI").

	June 30,	December 31,
U.S.$ millions	2025	2024
Notional amount of U.S. dollar-denominated Junior Notes	1,100	1,100
Fair value of U.S. dollar-denominated Junior Notes	1,140	1,135
Cumulative translation adjustment recognized in AOCI	62	(67)
Counterparty Credit Risk
The Company had no significant credit losses and no significant amounts impaired at June 30, 2025 and 2024 within trade accounts receivable. At June 30, 2025 and 2024, there were no significant credit risk concentrations.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 24

At June 30, 2025, the Company has $11 million in Keystone XL contractual recoveries (December 31, 2024 - $56 million), and $120 million in Keystone contractual recoveries related to variable toll disputes (December 31, 2024 - $114 million). These recoveries are part of the indemnity adjustments with the Company's Former Parent. Refer to Note 5, Spinoff Transaction of the accompanying financial statements for additional details related to indemnification.
Fair Value Hierarchy
The Company's financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.
Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.
Level III
This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or, alternatively, long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.
There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company's derivative assets and liabilities measured on a recurring basis, including both current and non‑current portions, were categorized as follows:

	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II) [1]	Significant Unobservable Inputs (Level III) [1]	Total
U.S.$ millions
Derivative instrument assets	321	12	—	333
Derivative instrument liabilities	(338)	(18)	—	(356)
As at June 30, 2025	(17)	(6)	—	(23)

Derivative instrument assets	184	4	—	188
Derivative instrument liabilities	(203)	(16)	—	(219)
As at December 31, 2024	(19)	(12)	—	(31)
1. There were no transfers from Level II to Level III for the periods presented.
Financial Instruments
Non-derivative Financial Instruments
Fair Value of Non-derivative Financial Instruments
Available-for-sale assets are recorded at fair value, which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in cash and cash equivalents, accounts receivable, environmental provision recovery, contractual recoveries, other current assets, other long-term assets, accounts payable and other, and other long-term liabilities, have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. Each of these instruments are classified in Level II of the fair value hierarchy.
Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 25

Balance Sheet Presentation of Non-derivative Financial Instruments
The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	June 30, 2025		December 31, 2024
U.S.$ millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes	(4,688)	(4,679)	(4,629)	(4,598)
Junior Notes	(1,086)	(1,140)	(1,087)	(1,135)
Available-for-sale Assets Summary
The following tables summarize additional information about the Company's Land Matters Consultation Initiative ("LMCI") restricted investments that were classified as available‑for‑sale assets:

	June 30,	December 31,
U.S.$ millions	2025	2024
Fair value of fixed income securities [1,2]
Maturing after 10 years	85	80
	85	80
1. Available-for-sale assets are recorded at fair value and included in other long-term assets on the Company's consolidated balance sheets.
2. Classified in Level II of the fair value hierarchy.

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Net unrealized losses [1]	(4)	—	(2)	(4)
Net realized losses [1,2]	—	—	(1)	(1)
1. Unrealized and realized losses arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these losses within other long-term assets and liabilities.
2. Realized losses on the sale of LMCI restricted investments are determined using the average cost basis.
Derivative Instruments
Fair Value of Derivative Instruments
The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the binomial pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.
Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment or are not designated as a hedge and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 26

Balance Sheet Presentation of Derivative Instruments
The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

	June 30,	December 31,
U.S.$ millions	2025	2024
Total Derivative Assets (other current assets)	333	188
Total Derivative Liabilities (accounts payable and other)	(356)	(219)
Total Derivatives [1,2]	(23)	(31)
1. Fair value equals carrying value.
2. Includes purchases and sales of crude oil.
The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to South Bow's risk management strategies, policies, and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company's exposures to market risk.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to the Company's liquids commodity derivative instruments was as follows:

	June 30,	December 31,
	2025	2024
Net purchases volumes (millions of barrels)	(7)	(14)
Maturity dates (year)	2025-2026	2025
Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	Three Months Ended June 30,		Six Months Ended June 30,
U.S.$ millions	2025	2024	2025	2024
Derivative Instruments Held for Trading [1]
Unrealized gains	15	26	8	27
Realized gains	91	108	211	210
Gains on Derivatives	106	134	219	237
1. Realized and unrealized gains (losses) on derivative instruments held for trading used to purchase and sell crude oil are included on a net basis in revenues on the consolidated statements of income.
Offsetting of Derivative Instruments
South Bow enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset.
The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the consolidated balance sheets.
The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

As at June 30, 2025	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	333	(328)	5
Derivative instrument liabilities	(356)	328	(28)
1. Amounts available for offset do not include cash collateral pledged or received.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 27

As at December 31, 2024	Gross Derivative Instruments	Amounts Available for Offset [1]	Net Amounts
U.S.$ millions
Derivative instrument assets	188	(187)	1
Derivative instrument liabilities	(219)	187	(32)
1. Amounts available for offset do not include cash collateral pledged or received.
With respect to the derivative instruments presented above, the Company provided cash collateral of $50 million and letters of credit of $11 million at June 30, 2025 (2024 – $66 million and $16 million, respectively) to its counterparties. At June 30, 2025, the Company held nil cash collateral and $70 million in letters of credit (2024 – nil and $70 million, respectively) from counterparties on asset exposures.
Credit Risk-related Contingent Features of Derivative Instruments
Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit risk-related contingent event occurs, such as a downgrade in South Bow's credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits. The Company has provided collateral for the derivative instruments with credit risk-related contingent features, recorded within other current assets on the consolidated balance sheets. At June 30, 2025 and December 31, 2024, there were no other derivative instruments that had credit risk-related features for which collateral was not provided.

South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 28

Select Quarterly Financial & Operational Information
The following table presents selected quarterly financial and operational information over the last eight quarters:

U.S.$ millions, except per share, ratios, and operational data	2025		2024 [1]				2023 [1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	524	498	488	534	554	544	540	532
Income from equity investments	13	13	12	12	13	12	13	14
Income before income taxes	126	114	72	90	110	146	131	117
Normalized EBITDA [2]	250	266	290	262	241	298	278	297
Distributable cash flow [2,3]	167	157	155	190	90	186	168
Capital expenditures [4]	34	32	28	61	20	12	11	8

Net income	96	88	55	61	88	112	103	92
Weighted average common shares outstanding - diluted (millions) [5]	208.8	208.7	208.4	207.6	207.6	207.6	207.6	207.6
Net income per share - diluted [5]	0.46	0.42	0.26	0.29	0.42	0.54	0.50	0.44
Normalized net income [2]	87	98	112	86	71	114	94	126
Normalized net income per share - diluted [2,5]	0.42	0.47	0.54	0.41	0.34	0.55	0.45	0.61

Dividends declared	104	104	104
Dividends declared per share [5]	0.50	0.50	0.50

Total long-term debt [6]	5,774	5,719	5,716	10,452	5,905	5,924	5,967
Net debt [2]	4,903	4,910	4,901	4,827	5,578	5,421	5,715
Net debt-to-normalized EBITDA [2]	4.6	4.6	4.5	4.5	5.0	4.8	5.3

Operational Information
Keystone System Operating Factor (%) [7]	93	98	96	95	94	96	92	92
Keystone throughput (Mbbl/d)	544	613	621	616	623	643	612	596
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [8]	760	726	784	815	802	779	783	745
Marketlink throughput (Mbbl/d)	625	549	615	636	622	582	610	595
1. Figures presented prior to October 1, 2024 are based on the Company's carve-out financial statements prepared prior to the Spinoff and have been presented based on information from the carve-out financial statements. Figures not presented were not included within the carve-out financial statements. Figures prior to the Spinoff were previously disclosed in Canadian dollars.
2. Non-GAAP financial measure or ratio that does not have a standard meaning under GAAP. Refer to the Specified Financial Measures section of this MD&A for additional details.
3. Distributable cash flow and net debt are non-GAAP financial measures used by the Company beginning on October 1, 2024 and therefore no figures have been presented for periods prior to October 1, 2024 in the above table.
4. Capital expenditures within investing activities in the consolidated statements of cash flows of the accompanying financial statements.
5. Effective October 1, 2024, the Company completed the Spinoff into an independent publicly traded entity. Per share figures for comparative periods have been calculated using the outstanding shares at October 1, 2024.
6. Total long-term debt subsequent to October 1, 2024 includes the Company's Senior Notes and Junior Notes per the consolidated balance sheets of the accompanying financial statements. For periods prior to October 1, 2024, the Company had long-term debt to affiliates of its Former Parent.
7. SOF measures South Bow’s ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
8. Comprises throughput originating in Hardisty, Alberta transported on the Keystone Pipeline, and throughput originating in Cushing, Oklahoma transported on Marketlink for destination in the U.S. Gulf Coast.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 29

Fluctuations in quarterly revenues and earnings are and can be impacted by regulatory decisions, timing of newly constructed assets coming into service, acquisitions and divestitures, demand for uncommitted transportation services, marketing activities and commodity prices, developments outside of the normal course of operations, certain fair value adjustments, and foreign exchange rates. Over the last eight quarters, the Company's results have been impacted primarily by the following:
•Charges as a result of the FERC Initial Decision and FERC Order on Initial Decision. Refer to the Recent Developments section of this MD&A for additional details.
•Preservation costs associated with the Keystone XL project over the last eight quarters, primarily incurred during 2023.
•Separation expenses related to the planning, execution, and completion of the spinoff of South Bow into an independent publicly traded entity. The associated costs were primarily recorded beginning in 2024.
•Changes in market demand and opportunity for shipping uncommitted volumes, which can impact revenue recorded between quarters. During the first quarter of 2024, the Company shipped high uncommitted volumes.
•Impacts on throughput volumes and revenues associated with the MP-171 incident, which occurred in April 2025.
Second-quarter 2025 Review
The second quarter of 2025 was highlighted by the following events:
•Generated revenues of $524 million and income from equity investments of $13 million compared to revenues of $498 million and income from equity investments of $13 million during the first quarter of 2025.
•Delivered normalized EBITDA of $250 million, a decrease of $16 million from the first quarter of 2025 primarily attributable to lower normalized EBITDA in the Company's Marketing segment.
•South Bow declared its quarterly dividend of $0.50 per share on May 15, 2025, paid to shareholders on July 15, 2025 to shareholders of record on June 30, 2025.
•Total Keystone Pipeline throughput was approximately 544,000 bbl/d, a decrease of approximately 69,000 bbl/d from the first quarter of 2025, primarily attributable to lower volumes due to the curtailment on the Keystone Pipeline System as a result of the MP-171 incident in April 2025.
•Exited the period with net debt of $4.9 billion and net debt-to-normalized EBITDA ratio of 4.6 times compared to net debt of $4.9 billion and net debt-to-normalized EBITDA of 4.5 times at December 31, 2024.
•Completed cleanup and reclamation of the MP-171 incident site near Fort Ransom, North Dakota in early June, and advanced remedial actions, with four in-line inspection runs and eight integrity digs completed as of the date of this report.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 30

Parental Guarantees of Debt
On August 28, 2024, the Company completed its initial debt offering which included U.S. and Canadian dollar-denominated Senior Notes and U.S. dollar-denominated Junior Notes issued by certain subsidiaries of South Bow Corporation. The guarantees are full and unconditional. The issuers and guarantors of the U.S. dollar-denominated Senior Notes and Junior Notes are summarized below:

Issuer and Guarantors ("Obligor Group")
Senior Notes
Due September 2027 ($700 million, 4.91%)	Issued by South Bow USA Infrastructure Holdings LLC and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow Canadian Infrastructure Holdings Ltd., and South Bow Corporation.
Due October 2029 ($1,000 million, 5.03%)
Due October 2034 ($1,250 million, 5.58%)
Due October 2054 ($700 million, 6.18%)

Due February 2030 (C$450 million, 4.32%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due February 2032 (C$500 million, 4.62%)
Due February 2035 (C$500 million, 4.93%)

Junior Notes
Due March 2055 ($450 million, 7.63%)	Issued by South Bow Canadian Infrastructure Holdings Ltd. and guaranteed by South Bow Infrastructure Holdings Ltd., South Bow USA Infrastructure Holdings LLC, and South Bow Corporation.
Due March 2055 ($650 million, 7.50%)

The Senior Notes guarantees rank above all subordinated debts, including the Junior Notes, and are equal in payment priority with other non-subordinated debts. They are subordinated to secured debts to the extent of the value of the securing assets. Additionally, they are structurally subordinated to the debts and liabilities of subsidiaries that do not guarantee the Senior Notes. The indentures governing the Senior Notes limit South Bow's ability to: create liens without equally and ratably securing the notes; and engage in certain sale and leaseback transactions. Such indentures also limit South Bow's ability to consolidate, merge, or transfer all or substantially all its assets.
The Junior Notes guarantees are unsecured and rank below all senior debts, including the Senior Notes. They are equal in payment priority with other specified unsecured subordinate debts and are structurally subordinated to the debts of subsidiaries that do not guarantee the Junior Notes. In the event of bankruptcy or insolvency, they rank above common and preferred shares in asset distribution.
The guarantees on the Senior Notes and Junior Notes do not limit the amount of senior indebtedness that South Bow may incur or the amount of other indebtedness or liabilities that South Bow or its subsidiaries may incur, and do not contain any financial or other similar restrictive covenants.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 31

Summarized Financial Information of the Obligor Group
In accordance with Rule 3-10 of the SEC's Regulation S-X, South Bow has provided the following summarized information and disclosures in lieu of filing separate financial statements for each of the guarantors of the securities. The summarized financial information of the Obligor Group is presented on a combined basis and has eliminated intercompany balances and transactions between the entities in the Obligor Group. The summarized financial information excludes information of any subsidiaries who are not issuers or guarantors as well as income from equity method investments. South Bow's credit ratings are based on the accompanying financial statements and therefore the accompanying financial statements provide a more appropriate view of the Company's financial position. The summarized financial information of Obligor Group is below:

	June 30,	December 31,
U.S.$ millions	2025	2024
Select Asset Information:
Current assets	232	426
Receivables from non-obligor subsidiaries	—	6
Non-current assets	232	207
Non-current receivables from non-obligor subsidiaries	2,137	2,137

Select Liability Information:
Current liabilities	205	226
Payables to non-obligor subsidiaries	1,359	1,023
Non-current liabilities, including guaranteed debt	5,870	5,768
Non-current liabilities to non-obligor subsidiaries	4,137	4,137

Six Months Ended June 30, 2025
U.S.$ millions
Revenues - external	—
Revenues from non-obligor subsidiaries	—
Operating loss of Obligor Group	(304)
Net loss of Obligor Group	(359)
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 32

Forward-looking Information
In order to help the reader understand Management's assessment of South Bow's future plans and financial outlook and future prospects overall, this MD&A includes certain statements and information which constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal", and similar expressions suggesting future events or future performance.
In particular, forward-looking statements in this MD&A include information and certain financial outlooks, about the following, among other things:
•the Company's financial and operational performance;
•expectations about strategies and goals for optimization, growth, and expansion and the methods South Bow expects to employ to implement such strategies;
•South Bow's capital allocation priorities;
•South Bow's financial outlook and annual guidance for 2025, including 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow, and 2025 capital expenditures, and South Bow's guidance for the third quarter of 2025 in respect of normalized EBITDA;
•South Bow's forecast of normalized EBITDA for the Marketing segment and the expected offset of Marketing losses with normalized EBITDA associated with maintenance capital expenditures for system integrity projects;
•expected ability to meet contractual throughput commitments on the Keystone Pipeline under the CAO;
•expected impacts of the findings of the RCFA and the Company's actions in response to the MP-171 incident on South Bow's financial and operational outlook for 2025;
•expected costs related to the MP-171 incident;
•expected costs in establishing the Company's capabilities;
•expected TSA-related costs during the transition period of the TSA;
•expected impacts of debt reduction on South Bow's financial resilience, debt service charges, and capacity to fund future growth initiatives and shareholder returns;
•expected dividends and other returns to shareholders;
•expected cash flows and future financing options available, including portfolio management;
•expectations regarding the size, timing, conditions, and outcome of ongoing and future transactions;
•expected demand for uncommitted capacity on the Keystone Pipeline in the near term and its limited corresponding financial contributions to the Company;
•expected access to and cost of capital;
•expected costs, schedules, and in-service dates for planned projects, including projects under construction such as the Blackrod Connection Project, as well as the benefits, associated cash flows, and timing thereof;
•expectations on the schedule and nature of the compliance filing in response to the FERC Order;
•expected capital expenditures, contractual obligations, commitments, and contingent liabilities, including environmental remediation costs;
•expected regulatory processes and outcomes;
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims;
•the expected impact of future legal and accounting changes, including the impacts of tariffs; and
•expected industry, market, and economic conditions, including their impact on South Bow and on its customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different from those implied by forward-looking statements, including because of assumptions, risks, or uncertainties related to South Bow's business or events that happen after the date of this MD&A.
Forward-looking statements are based on a number of different assumptions, predictions, or projections and subject to a number of different risks, including but not limited to the following key assumptions and subject to the following risks and uncertainties:
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 33

Assumptions
•realization of expected benefits from acquisitions, divestitures, and the Spinoff;
•regulatory decisions and outcomes;
•planned and unplanned outages and the use of the Company's pipelines;
•integrity and reliability of the Company's assets;
•anticipated construction costs, schedules, and completion dates;
•access to capital markets, including portfolio management;
•expected industry, market and economic conditions, including the impact of these on the Company and on its customers and suppliers;
•future operating costs being consistent with Management's current expectations;
•the Company's ability to maintain current credit ratings;
•prevailing inflation rates, commodity, and labour prices;
•prevailing interest, tax, and foreign exchange rates;
•changes in U.S. tax legislation and its impacts on lowering current taxes; and
•nature and scope of hedging.
Risks and Uncertainties
•failure to realize the expected benefits from acquisitions, divestitures, and the Spinoff;
•the Company's ability to successfully implement its strategic priorities and whether they will yield the expected benefits;
•the Company's ability to implement a capital allocation strategy aligned with maximizing shareholder value;
•operating performance of the Company's pipelines and storage assets;
•amount of capacity sold and rates achieved in the Company's business;
•changing global trade policies, including tariffs and the impact on the Company's business, financial results, and operations;
•production levels within supply basins;
•construction and completion of capital projects;
•the implementation and effectiveness of the Company's new ERP system;
•cost and availability of, and inflationary pressures on, labour, equipment, and materials;
•availability and market prices of commodities;
•access to capital and insurance markets on competitive terms;
•interest, tax, and foreign exchange rates;
•performance and credit risk of the Company's counterparties;
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims;
•the Company's ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment;
•the Company's ability to realize the value of tangible assets and contractual recoveries;
•competition in the business in which the Company operates;
•unexpected or unusual weather;
•acts of civil disobedience;
•cyber security and technological developments;
•sustainability-related risks;
•impact of energy transition on the Company's business;
•economic conditions in North America as well as globally;
•global health crises, such as pandemics and epidemics, and the impacts related thereto;
•recovery of costs resulting from unexpected pollution or environmental events related to the Company's operations; and
•the other factors discussed under Risk Management herein and in the Company's annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca.
The foregoing lists should not be construed as exhaustive. As actual results could vary significantly from the results implied by forward-looking statements, readers should not put undue reliance on forward-looking statements and should not use future-oriented information or financial outlooks for anything other than their intended purpose. South Bow does not update its forward-looking statements due to new information or future events unless required to by law.
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 34

Management approved the financial outlooks contained in this MD&A, including 2025 normalized EBITDA, third-quarter 2025 normalized EBITDA, 2025 interest expenses, 2025 distributable cash flow, and 2025 capital expenditures, which are based on, among other things, the various assumptions disclosed in this MD&A, including under Forward-looking Information as of the date of this MD&A. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2025, and such information may not be appropriate for other purposes. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and may be material and adverse and, as such, undue reliance should not be placed on such financial outlooks.

South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 35

Glossary
Below are common abbreviations used within this MD&A:

bbl	barrel
bbl/d	barrels per day
C$ or CAD	Canadian dollar
CAO	Corrective Action Order
CER	Canada Energy Regulator
EBITDA	earnings before interest, taxes, depreciation and amortization
ERP	enterprise resource planning
FERC	Federal Energy Regulatory Commission
Mbbl	thousand barrels
Mbbl/d	thousand barrels per day
MP-14
Refers to the Milepost 14 pipeline incident in December 2022 involving the release of oil from the Keystone Pipeline into a creek in Washington County, Kansas. Discussed in Recent Developments section.

MP-171	Refers to the Milepost 171 pipeline incident in April 2025 involving the release of oil from the Keystone Pipeline near Fort Ransom, North Dakota. Discussed in Recent Developments section.
PHMSA	Pipeline and Hazardous Materials Safety Administration
RCFA	root cause failure analysis
TSX	Toronto Stock Exchange
U.S.$ or USD	United States dollar
U.S. GAAP	United States Generally Accepted Accounting Principles
WCSB	Western Canadian Sedimentary Basin
South Bow Corporation Second Quarter 2025 Management’s Discussion and Analysis | 36